EXHIBIT 2

                                    AGREEMENT

              DRAFTED AND EXECUTED ON THIS 10TH DAY OF APRIL, 2008

       BETWEEN:   1.   ISRAEL PETROCHEMICAL ENTERPRISES LTD.

                  2.   PETROCHEMICAL HOLDINGS LTD.
                       (Both, jointly and severally, hereinafter: "THE SELLER")

                                                               OF THE FIRST PART

       AND BETWEEN:    SUNY ELECTRONICS LTD.
                       (Hereinafter: "THE PURCHASER")

                                                              OF THE SECOND PART

WHEREAS The Seller is the owner of 19,112,255 ordinary shares with nominal value of 0.12 NIS each, which constitute an Effective Holding Rate (as defined below) of 49.987% of the Company's (as defined below) shares; and

WHEREAS The Company is the owner of all the outstanding and paid up share capital in Petroleum Capital Holdings Ltd (hereinafter: "PETROLEUM SHARES" and "PETROLEUM", respectively) which holds 15.76% of the share capital of Oil Refineries Ltd. (hereinafter: "ORL"), as well as the owner of certain capital notes of Petroleum (hereinafter: "PETROLEUM'S CAPITAL NOTES"), and the owner, together with Petroleum, according to an irrevocable undertaking by the Israel Corporation Ltd. to contract with it and with Petroleum, at certain conditions, in an agreement for joint control together with ORL (hereinafter: "THE COMPANY'S RIGHTS VIS A VIS THE IC"), and simultaneously with signing this Agreement an agreement was signed between the Seller and the Company whereby, upon the fulfillment of certain conditions, the Company will sell to the Seller and the Seller will purchase from the Company all of Petroleum's Shares, Petroleum's Capital Notes and the Company's Rights vis a vis the IC, as well as the Company's rental rights in real property (hereinafter: "THE PETROLEUM AGREEMENT"); and

WHEREAS The Seller is interested in selling to the Purchaser the Sale Shares, as defined below, and the Purchaser is interested in purchasing the Sale Shares from the Seller, all according to the terms and conditions set forth in this Agreement below, and subject to the completion of the transaction subject of the Petroleum Agreement;


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                 THEREFORE THIS AGREEMENT INDICATES AS FOLLOWS:

1.   PREAMBLE, DECLARATIONS AND ANNEXES

     1.1 The preamble to this Agreement, the Parties' declarations and the annexes attached hereto constitute an integral part hereof.

     1.2 The division of this Agreement into chapters and articles and the headings appearing herein are solely for ease and shall not be used for its interpretation.

2.   DEFINITIONS

     In this Agreement, and unless the wording of the Agreement necessitates otherwise the following terms will bear the meaning alongside them:

     2.1  "THE STOCK EXCHANGE" - The Tel Aviv Stock Exchange Ltd.

     2.2  "DOLLAR" - the US dollar.

     2.3  "LAW" - as defined in the Interpretation Law, 1981.

     2.4  "THE COMPANY" - Scailex Corporation Ltd (Public Company 52-003180-8).

     2.5 "SUBSIDIARIES" - all the companies that the Company controls, directly or indirectly, except for Petroleum.

     2.6  "THE SELLER" - as defined in the preface of this Agreement.

     2.7 "THE GENERAL DIRECTOR" - the general director of the Israeli Antitrust Authority by virtue of the Anti-Trust Law, 1988.

     2.8 "THE SOLD SHARES" - 19,112,255 shares of the Company which entitle the Seller, at the time of signing this Agreement, an effective holding rate of 49.987% of the Company's shares.

     2.9 "THE DISKASH AGREEMENT" - the agreement executed on 29.5.2006 between the Seller and between Discount Investments Company Ltd., Clal Industries and Investments Ltd. and Clal Electronic Industries Ltd., whereby the Seller purchased the control in the Company, and the operational date was 18 July 2006. The Diskash Agreement is attached hereto as ANNEX 2.9.

     2.10 "THE PURCHASER" - as defined in the preface of this Agreement.

     2.11 "THE REPRESENTATIVE RATE" - the representative rate of the US dollar as opposed to the NIS, which was last published by the Bank of Israel and which was known at the time of the relevant payment, or if the Bank of Israel should cease to publish the Representative Rate for any reason whatsoever, the average of the sale and purchase rates of the US dollar of Bank HaPoalim, on the last date of trade before the time of the relevant payment.

     2.12 "FINANCIAL OBLIGATIONS" - the sum of the following items, insofar and to the extent that they appear in the books of the Company and the Subsidiaries at the relevant time: short-term and long-term credit, suppliers and creditors, any obligations to employees and officers (net, that is less the severance pay fund) and taxes for payment, but less accruals for tax exposure.


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     2.13 "THE COMPANIES LAW" - the Companies Law, 1999, and all the regulations enacted by virtue thereof.

     2.14 "THE SECURITIES LAW" - the Securities Law, 1968, and all the regulations enacted by virtue thereof.

     2.15 "SHARE" or "SHARES" - a ordinary share or shares, as the case may be, with the nominal value of 0.12 NIS each, in the outstanding and paid up share capital of the Company.

     2.16 "FINANCIAL ASSETS" - the sum of the following items, insofar and to the extent that they appear in the books of the Company and the Subsidiaries at the relevant time: cash and cash equivalent (and to dispel doubt, at the Closing Date, including the consideration for the sale of the Shares from Petroleum to the Seller), debtors, advance expenses, as well as the amounts that the Company would have received had all the Company's convertible securities which were taken into consideration in calculating the Effective Holding Rate for the Company's Shares been converted at that time.

     2.17 "CLEAN AND FREE" - that is, clean and free of any debt, attachment, lien, pledge, mortgage or any other third party right including option rights or rights of first refusal.

     2.18 "CLOSING DATE" - the seventh day from the day of fulfillment of the last of either the conditions precedent specified in Article 8 below or those prior conditions precedent specified in Article 6 of the Petroleum Agreement (save for completion of the transaction subject of the Petroleum Agreement), which shall be completed together and simultaneously with the transaction subject of this Agreement and the transaction subject of the Petroleum Agreement.

     2.19 "CONTROL PREMIUM" - the amount of 128,000,000 NIS (one hundred and twenty eight million new shekels).

     2.20 "EFFECTIVE HOLDING RATE" - the rate of 49.987%, calculated by dividing: I. the number the Company's Shares owned by the Seller (19,112,255 Shares), by II. the number of outstanding paid up Shares of the Company (43,579,388 Shares), diluted by options for 56,000 Shares (out of 71,500 existing options), and less the number of the Company's outstanding Shares held by the Company's Treasury which constitute dormant Shares (5,401,025 Shares).

     2.21 "THE INTERIM PERIOD" - the period, commencing on the date of signing this Agreement and concluding at the Closing Date.

     It is hereby clarified and agreed that the terms: "Interested Party", "Controlling Party" and "Control" shall be interpreted according to the definitions accorded them in the Securities Law.


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3.   ANNEXES

     The following annexes are attached to the Agreement and constitute an integral part thereof:


     ANNEX 2.8  -   The Diskash Agreement

     ANNEX 4.3  -   Details of the securities which may be converted to Company
                    Shares which are valid as of the date of signing this Agreement.

     ANNEX 4.5  -   Details of the liens applying to the Sold Shares.

     ANNEX 4.10 -   Details regarding the agreements between the Company and the
                    Seller and /or other Interested Parties in the Company
                    (except the managing director of the Company)

     ANNEX 7.1  -   Calculation of the consideration, correct as of the date of signing of this Agreement.

4.   SELLER'S DECLARATIONS AND UNDERTAKINGS

     The Seller declares and undertakes vis a vis the Purchaser as of the date of signing this Agreement and the Closing Date, as follows:

     4.1 The Company is registered in Israel, it is a public company limited by shares, which was incorporated in Israel on 2.11.1971, and it number at the Registrar of Companies is 52-003180-8.

     4.2 The Company's registered capital is 7,200,000 NIS, and it is divided into 60,000,000 Shares.

     4.3 As of the date of signing this Agreement the outstanding and paid up capital of the Company is 43,579,388 Shares with nominal value of 0.12 NIS each. All the Shares which constitute the entire registered, outstanding and paid up capital of the Company are of equal rights. 5,401,025 outstanding Shares are dormant and are held by the Company Treasury. Neither the Company n or the Seller nor either one of them nor anyone on their behalf has undertaken, granted or given to any person and / or other entity any right to purchase Shares (including the Sold Shares), including right of first refusal, option rights, securities which may be converted to Shares n or any other similar right that is valid on the date of signing this Agreement, except those options distributed to the Company's directors, as detailed in ANNEX 4.3.

     4.4 The Seller is the owner and sole possessor of all the Sold Shares which constitute at the time of signing of this Agreement and Effective Holding Rate of 49.987% of the Company.

     4.5 All of the Sold Shares are : (a) completely paid up; (b) registered for trade on the Stock Exchange and the "Over the Counter" (OTC) Exchange in the US without restriction of their negotiable nature, except as such derives from the US Federal and state law; and (c) Clean and Free, except for those liens specified in ANNEX 4.5 of this Agreement, which the Seller shall act to revoke and remove until the Closing Date, subject to fulfillment of the conditions precedent specified in Article 8 below, so that the Sold Shares shall transfer to the ownership of the Purchaser Clean and Free.


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     4.6  The Seller has full authority to engage in this Agreement and to carry out all its obligations therein, and subject to fulfillment of the conditions precedent specified in Article 8 below, there is no legal, contractual or other obstacle to prevent the Seller from engaging in this Agreement and to carry out its undertakings therein.

     4.7 This Agreement, when signed by the Seller, constitutes a binding and valid undertaking on its part, subject only to fulfillment of the conditions precedent.

     4.8 The Company did not give to any third parties and / or to the Seller any guarantees of any kind which are valid as of the date of signing this Agreement and did not undertake to indemnify any third parties regarding any of the Seller's undertakings, and it will not give any such guarantees and / or indemnifications until the Closing Date.

     4.9 Since 31.12.2007, the Company has not contracted in any engagement with any Interested Party in the Company.

     4.10 Between the Seller and the Company, are the agreements specified in ANNEX 4.10 of this Agreement, as of the signing of this Agreement.

     4.11 Upon the conclusion of the transaction which is the subject of the signing of this Agreement, the Seller nor any one on its behalf shall have any claim and / or contention and / or demand of any kind vis a vis the Company on the basis of the above agreements and / or for any other reason and the Seller undertakes to indemnify the Purchaser for any claim which shall be submitted by it and /or any one on its behalf against the Company contrary to the representation made by it in this article above, whose cause of action is in the period until the Closing Date.

     4.12 The calculation of the Consideration as defined in Article 7 below, to the day of signing this Agreement which is attached hereto as ANNEX 7.1, is correct, to the Seller's best knowledge. Except as may derive from changes in the rate of exchange, from the payment of a dividend which was announced in the Company but not yet paid, from the ongoing management of the Company and from the realization of an arrangement which is expected to be signed before the Closing Date whereby Scailex Vision Ltd. might receive an amount of approximately 6.2 million dollars due to release of monies from trust, the Seller shall make best efforts in order to bring about that the amount of Consideration as of the Closing Date shall not vary materially in relation to the said amount, except with the Purchaser's prior written consent.

     4.13 The Seller received the approval of the Seller's Board of Directors for the transaction contemplated by this Agreement and the sale of the Sold Shares to the Purchaser.


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5.   PURCHASER'S DECLARATIONS AND UNDERTAKINGS

     The Purchaser declares and undertakes as follows:

     5.1 The Purchaser is a public company limited by shares, which was incorporated in Israel 1991, and it number at the Registrar of Companies is 520040759.

     5.2 At the Closing Date the Purchaser shall have sufficient financial means for payment of the Consideration (as defined below) in full according to the terms of this Agreement.

     5.3 The Purchaser is an Interested Party in the Company. Mr. Yossi Arad, was appointed by the Seller to the Board of Directors according to the Purchaser's recommendation and serves thereon since 14.11.2007.

     5.4 The Purchaser has knowledge and experience in financial and commercial matters which allow it to evaluate the investment in the Sold Shares and the risks inherent therein and to protect its interests.

     5.5 It is clear to it, and it agrees, that except for the representations included specifically in Article 4 above, the Seller did not nor does not make any representations, neither explicit nor implied, regarding the Company, the Sold Shares or the transaction which is the subject of this Agreement, and the Purchaser is not relying on any other representation as aforesaid, and it is purchasing the Sold Shares from the Seller in their present state ("AS IS"), without any warranty or representation on the Seller's part besides the correctness of the Seller's representations as specified in Article 4 above.

     5.6 It is purchasing the Sold Shares not as an agent or representative and without the intention of distributing them to the public, and it knows that the Seller is an "Affiliate" of the Company, as this term is defined in The United States Securities Act of 1933 and in Rule 144, and that the Sold Shares are considered "Restricted Securities" according to the said Rule. The Purchaser is not a U.S. Person as the meaning of this term in the framework of Regulation S according to the said Act.

     5.7 The Purchaser is aware that for the purpose of voiding the liens that are on the Sold Shares approval is required by a majority of more than 50% of the holders of bonds Series B and C which were issued by the Seller, in general meetings of the Series B and Series C bond holders (separately) as well as the consent of the trustee of the said bonds, and that there is no certainty that such approvals will be obtained.

     5.8 Upon conclusion of the transaction which is the subject of this Agreement, the Purchaser nor any one on its behalf - and to the Purchaser's best knowledge, neither Mr. Ilan Ben Dov nor any company controlled, directly or indirectly by him and / or anyone on his behalf (hereinafter: "RELATED ENTITIES") - shall have any claim nor contention nor demand of any kind vis a vis the Company and the Purchaser undertakes to indemnify the Seller for any claim which shall be submitted by it and /or any one on its behalf and / or by the Related Entities against the Company, whose cause is in the period until the Closing Date.

     5.9 The Purchaser has full authority to engage in this Agreement and to carry out all its obligations therein, and subject to fulfillment of the conditions precedent specified in Article 8 below, there is no legal, contractual nor other obstacle to prevent the Purchaser from engaging in this Agreement nor to carry out its undertakings therein.


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     5.10 This Agreement, when signed by the Purchaser, constitutes a binding and valid undertaking on its part, subject only to fulfillment of the conditions precedent specified in Article 8 below.

     5.11 All the approvals of all the Purchaser's authorized organs required for the Purchaser's engagement in this Agreement and the purchase of the Sold Shares thereby have been obtained, save for the approval of the general meeting of the Purchaser's shareholders.

6.   UNDERTAKING TO SELL THE SOLD SHARES

     The Seller undertakes that at the Closing Date, together with the performance of the Petroleum Agreement, and subject to fulfillment of the conditions precedent specified in Article 8 below, it shall sell and transfer to the Purchaser's ownership, in a transaction outside of the Stock Exchange, all the Sold Shares against payment of the Consideration specified in Article 7 below, with the Sold Shares being Clean and Free, and the Purchaser undertakes, that subject to the provisions of this Agreement above and below, it will purchase and accept ownership of the Sold Shares.

7.   THE CONSIDERATION

     7.1 In consideration for the Sold Shares and the Seller's other obligations in this Agreement, the Purchaser undertakes to pay the Seller consideration which shall be calculated as follows:

          An amount in NIS equal to the total amount of the Financial Assets that shall be owned by the Company at the Closing Date LESS the amount equal to the Company's Financial Obligations which shall be at the Closing Date, where the RESULT that shall be achieved shall be MULTIPLIED by the Seller's Effective Holding Rate of the Company's Shares, as specified in Article 2.8 above, with the ADDITION of the Control Premium (the amount that shall be the product of the above calculation shall be called above and below: "THE CONSIDERATION").

          All the above amounts shall be calculated according to the Company's books, as of the Closing Date. Amounts noted in dollars shall be converted to NIS according to the Representative Rate.

          As of the time of signing this Agreement, the amount of the Consideration is (assuming that the Petroleum Agreement would have been performed at the time of signing this Agreement, and considering the expected estimate of the cost of runoff insurance) approximately 741 million NIS, as specified in the calculation in ANNEX 7.1. In order to dispel doubt, it is hereby clarified that the calculation in the said Annex is for illustration purposes only, and it shall be updated at the Closing Date, so that the Consideration according to this Agreement shall be calculated correctly to the Closing Date.

          At the Closing Date, the Parties will jointly calculate the Consideration, according to the illustration in said ANNEX 7.1, and a copy of the agreed calculation of the Consideration signed by both Parties shall be submitted to each of the Parties at the Closing Date (hereinafter: "THE AGREED CALCULATION OF THE CONSIDERATION"). In the event that a dispute should arise between the Parties regarding the Agreed Calculation of the Consideration (hereinafter: "THE DISPUTE"), the Purchaser shall deposit the amount in Dispute in escrow with a trustee whose identity shall be agreed between the Parties in writing. Ronen Barel of the office of E & Y, and if he should be prevented from doing so, another accountant whose identity shall be agreed between the Parties (hereinafter: "THE ADJUDICATOR") shall settle the Dispute as an adjudicator, and not as an arbitrator, and his judgment shall be binding on the Parties for all intents and purposes without any appeal, and the Parties and the trustee undertake to act according to it.


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     7.2  The Purchaser shall pay the Consideration to the Seller at the Closing
          Date against transfer of the Sold Shares to the Purchaser's ownership, with them being Clean and Free as provided in Article 9 below.

     7.3 The Parties agree to a mechanism to modify the Consideration, as follows:

          7.3.1 In this Article 7.3, the following terms will bear the meaning alongside them:

          "RELEVANT  The payment that the Company and / or the Subsidiaries
          PAYMENT" actually paid during the Relevant Period, whose cause was in the period beginning 18 July 2006 and until the Closing Date, and which does not appear and was not taken into consideration as part of the Financial Obligations in the Agreed Calculation of the Consideration, for any reason whatsoever.

          "RELEVANT  The amount received that the Company and / or the
          AMOUNT     Subsidiaries actually received during the Relevant Period,
          RECEIVED"  whose cause was in the period beginning 18 July 2006 and until the Closing Date, and which does not appear and was not taken into consideration as part of the Financial
                     Assets in the Agreed Calculation of the Consideration, for any reason whatsoever (and in order to dispel doubt, including net amounts held in escrow for the Company and / or the Subsidiaries and which were released to them).

          "RELEVANT  Regarding payments to tax authorities in Israel and amounts
          PERIOD" received from them - 5 years from the Closing Date, and regarding payments to tax authorities abroad and amounts received from them - 7 years from the Closing Date.

          "AGREED    Interest in shekels at the annual rate of Prime as is
          INTEREST"  customary in Bank HaPoalim.

          7.3.2 The Seller undertakes to pay the Purchaser, for each Relevant Payment, the amount equal to the Relevant Payment multiplied by the Seller's Effective Holdings Rate in the Company on the date of signing this Agreement, subject to the following conditions:


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               a.   The Purchase will notify the Seller in advance and in
                    writing of any demand for Relevant Payment before its time of payment, and the Seller will be entitled, but not obliged, to handle the defense in the Company's name against such demand, with the purpose of canceling or reducing it. If the Seller decided to handle the defense as aforesaid, the Purchaser shall cause the Company to cooperate fully with the Seller. In order to dispel doubt, it is clarified that in the event that the Seller paid the Purchaser for such a claim which was paid by the Company, and subsequently the monies were refunded to the Company for that same payment, the Seller shall be entitled for a refund of its portion of the monies which were refunded as aforesaid, with no limitation as to time (that is, even if the monies were refunded after end of the Relevant Period). The expenses of handling the defense will be borne by the Seller.

               b. The Relevant Payment is not due to demands and / or claims of the Purchaser and / or affiliated entities and / or anyone on their behalf.

          7.3.3 The Purchaser undertakes to pay to the Seller, for any Relevant Amount Received, an amount equal to the Relevant Amount Received multiplied by the Seller's Effective Holdings Rate in the Company on the date of signing this Agreement.

          7.3.4 The settling of the account according to this Article 7.3 shall be conducted commencing from the Closing Date, upon the conclusion of every six month period (hereinafter: "THE ACCOUNT SETTLING PERIOD"), in the following manner: The Purchaser will cause the Company to deliver to the Parties, within 30 days from the end of each Account Settling Period, full details of all the Relevant Payments and the Relevant Amounts Received during the Account Settling Period, where each Relevant Payment or Relevant Amount Received, bears interest at the rate of the Agreed Interest from the time of payment or of receipt, as the case may be, and until the end of the Account Settling Period (hereinafter: "DETAILS OF ACCOUNT SETTLING"). Amounts which are not in Dispute shall be paid by the relevant party within 14 days of receiving the Details of Account Settling, and they shall bear interest at the rate of the Agreed Interest from the end of the Account Settling Period and until actual payment.

          7.3.5 In order to guarantee the Seller's rights according to this
               Article 7.3, and upon the Seller's request from time to time, the Purchaser shall make the Company's books available for the Seller's examination and / or examination of professional consultants on the Seller's behalf subject to confidentiality undertakings as is customary.

          7.3.6 Any differences of opinion which shall arise between the Parties regarding the mechanism to modify the Consideration in this
               Article 7.3, its interpretation, performance, implementation and / or any other matter related thereto, shall be submitted to the decision of Adv. Reuven Bachar as a sole arbitrator. In the event that for any reason whatsoever Adv. Reuven Bachar to serve as arbitrator, another arbitrator with the Parties' agreement shall be appointed, and in the absence of such agreement, within 30 days from either Party's demand to appoint an arbitrator, a sole arbitrator who is an attorney with commercial experience shall be appointed by the head of the Israel Bar Association. The arbitrator shall be exempt from the rules of procedure and the laws of evidence but shall be subject to the provisions of the material Law in Israel and will be obliged to provide reasoning for his judgment. This article shall be deemed as a valid arbitration agreement according to the Arbitration Law, 1968.


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8.   CONDITIONS PRECEDENT TO COMPLETE THE SALE

     8.1 Completion of the transaction and the sale of the Sold Shares according to this Agreement, is conditional upon the fulfillment of the following conditions and each of them until the Closing Date:

          8.1.1 Obtaining the approval of the General Director, if and to the extent that it is required. The Parties shall cooperate to obtain the approval of the General Director as soon as possible.

          8.1.2 Approval of the transaction subject of this Agreement by the general meeting of the Purchaser's shareholders which shall meet according to Law, with the majority required to lawfully approve it as an exceptional transaction with a Controlling Party. The Purchaser undertakes to act as soon as possible, and no later than seven days from the date of signing this Agreement, to convene the Purchaser's shareholders' meeting, in order to approve the transaction subject of this Agreement as an exceptional transaction with a Controlling Party, according to the provisions of the Securities Law and the Companies Law.

          8.1.3 Cancellation of all the liens specified in ANNEX 4.5 above and / or any other and / or additional lien which shall pertain to the Sold Shares and /or any part thereof in such a way so that at the Closing Date all the Sold Shares shall transfer Clean and Free to the Purchaser's ownership. The Seller undertakes to act in good faith and to do all that is reasonably necessary in order to release the liens pertaining to the Shares to the benefit of the Seller's Series B and C bond holders.

          8.1.4 Any other approval required according to Law for the transaction subject of this Agreement, and which is not noted specifically, if and to the extent that it is required.

          8.1.5 Fulfillment of all the prior conditions precedent specified in
               Article 6 of the Petroleum Agreement (except for the completion of the transaction subject of this Agreement).

          8.1.6 Completion of the transaction subject of the Petroleum Agreement simultaneously, and concurrently, with the completion of the transaction subject of this Agreement.


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     8.2  If one (or more) of the said conditions precedent should not be fulfilled, for any reason whatsoever, within 90 days from the date of signing this Agreement, or a longer period of time as shall have been agreed in writing between the two Parties (hereinafter: "THE EXPIRATION PERIOD") this Agreement shall be null and void, except for Articles 13.9 and 13.11 (Waiver of Claims, Notices, Law and Jurisdiction) which shall continue to be valid between the Parties, and the Parties shall have no claim against each other regarding this Agreement, the negotiations leading to its execution and its termination as aforesaid.

9.   PERFORMANCE OF COMPLETION OF THE SALE

     9.1 At the Closing Date the Parties (including the representative of the Company, and a representative of Bank Igud Ltd.'s trust company who is the trustee for the Series B and C bonds, the Sellers shall cause that they be invited for the Closing Date) shall convene, in the Company's offices, for the purpose of completing the sale of the Sold Shares. At the Closing Date, all the following actions shall be carried out by the Parties, simultaneously:

          9.1.1 The Seller will transfer all the Sold Shares to the Purchaser's ownership with the Sold Shares being registered for trade on the Stock Exchange and "Over the Counter" (OTC) in the US and without any restriction of their negotiable nature, except as such derives from the US Federal and state law, and with them being redeemed in full and Clean and Free.

               If the Sold Shares should be registered in the name of a registering company and / or deposited in a bank, the Seller will sign a notification to the registering company and / or the bank where the Sold Shares are deposited instructing the registering company to transfer the Sold Shares to the Purchaser's bank account, details of which will be provided by the Purchaser, and this after the registering company and / or the bank confirmed in advance and in writing that the Sold Shares are in their hands, and that they will transfer them to the Purchaser immediately upon receipt of the Seller's instructions, concurrently with the transfer of the Petroleum Shares to the Seller and / or anyone on its behalf, according to the Petroleum Agreement. It is clarified and agreed that the trustee for the bonds that the Seller issued might make his consent to release the lien on the Sold Shares and their transfer to the Purchaser, conditional on receiving and / or registering a lien on the ORL Shares which will be received in the framework of the Petroleum Agreement, in whole or in part.

          9.1.2 The Seller shall present to the Purchaser a certificate of exemption of deduction of tax at source for the purpose of receiving the Consideration as well as an officer's certificate (the Company secretary) of the Company certifying that the Purchaser was registered in the Company's register of shareholders as the owner of the Sold Shares.

          9.1.3 The Purchaser shall pay the Seller the amount of the Consideration according to the provisions of Article 7 above, by bank check. It is clarified that in the event that the Seller shall not present to the Purchaser a certificate of exemption of deduction of tax at source, the Purchaser shall deduct the tax at source from the Consideration according to law and shall remit it to the tax authorities.

          9.1.4 The Seller shall present to the Company's representative, with a copy to the Purchaser, irrevocable letters of resignation from the Company's board of directors, which shall become valid at the Closing Date, signed by all the directors of the Company, except for Mr. Yossi Arad, Mr. Dror Barzilai and Yoav Biran, whereby the said directors confirm that they have no claim and / or contention and / or demand vis a vis the Company.

          9.1.5 Each of the Parties shall receive a copy of the Agreed Calculation of the Consideration, signed by both Parties.

     9.2 All the actions for completion detailed in this article shall be carried out simultaneously as one, and they shall not be valid unless they were all carried out in their entirety.

     9.3 The Seller undertakes to effect that a resolution by the Company's board of directors shall be passed and become effective at the Closing Date to appoint additional directors to the Company's board of directors who shall be recommended by the Purchaser in writing, at least three days before the Closing Date. The appointment of the additional directors shall be carried out by way of filling in vacancies in the Company's board of directors, according to the provisions of the Company's regulations.

10.  THE INTERIM PERIOD

     10.1 The Seller undertakes to effect that during the Interim Period, the Company shall not adopt any resolution regarding payment of cash dividend or in kind or regarding allocation of any stock dividend, and also shall not pay in fact any cash dividend (except for a dividend that at the date of signing this Agreement was declared but not yet paid), shall not allocate any stock dividend except with the Purchaser's prior written approval, and shall not pay any management fees or any other payments to Interested Parties, except according to the agreements specified in ANNEX 4.10, will not engage in any transaction with an Interested Party and will not carry out any other activity which is not in the course of normal business. The Purchaser undertakes not to propose for a vote and / or will not support any resolution which is contrary to the foregoing.

     10.2 At the Closing Date all the agreements that exist between the Company and between the Seller and / or other Interested Parties in the Company (except for the Company's managing director) as specified in ANNEX 4.10, shall be terminated, beginning from the Closing Date.

11.  OBLIGATIONS AFTER THE TIME OF COMPLETION

     11.1 The Purchaser undertakes vis a vis the Seller, to fulfill the obligations that the Seller took upon itself in the framework of the Diskash Agreement, which are specified in Articles 7.1 - 7.4, 10.2 and
          10.7 of the Diskash Agreement, and without derogating from the generality of the foregoing, to present to the Sellers as defined in the Diskash Agreement (hereinafter: "THE DISKASH GROUP") and / or to the Seller in order that it may present to the Diskash Group, all the information and data to which they are entitled according to the Diskash Agreement.

     11.2 The Purchaser undertakes vis a vis the Seller, to present to the Seller, and to cause the Company to present to the Seller, all the information and data which the Seller requires, in order to realize the Seller's rights vis a vis the Diskash Group by virtue of the Diskash Agreement, and without derogating from the generality of the foregoing, by virtue of Article 4.6 of the Diskash Agreement.

     11.3 The Purchaser undertakes to cause the Company to purchase officers' liability insurance (runoff), so that the extent of coverage and the limit of liability according to the insurance policy will not be less that is customary in the market regarding companies whose shares are traded on the Stock Exchange and in the US, which will cover liability of the directors and the officers who serve in the Company, in Subsidiaries and in Petroleum at the time of signing this Agreement (hereinafter: "CURRENT OFFICERS"), for their acts and omissions in the period prior to the Closing Date, and this for a period of 7 years from the Closing Date, and shall cause the Company to fulfill its undertakings according to the indemnification documents which were issued to the Current Officers. It is agreed and clarified that a decision to purchase insurance as aforesaid, subject to the completion of the transaction subject of this Agreement, shall be brought to the confirmation of the Company's general meeting together with the Petroleum Agreement. It is also agreed that in the event that an obligation due to the purchase of the foregoing insurance as aforesaid should be registered in the Company's books after the Closing Date, the said obligation shall be considered a Relevant Payment for the purpose of Article 7.3 above.

     11.4 The Seller undertakes to pay the Purchaser any amount that the Seller shall receive from the Diskash Group according to the Diskash Agreement after the Closing Date, and the Purchaser undertakes to pay the Seller any amount that the Seller shall pay the Diskash Group according to the Diskash Agreement after the Closing Date, and this within 7 days of receipt of the amount from the Diskash Group or payment to the Diskash Group, as the case may be.

12.  TAXES AND PAYMENTS

     12.1 Each Party shall bear solely its expenses pertaining to this Agreement and anything deriving therefrom, including and without derogating from the generality of the foregoing, payment for attorneys' and consultants' fees.

     12.2 Value added tax, that shall apply, to the extent that it should apply, on any payment set in this Agreement and / or deriving and / or entailed therefrom, shall apply on the paying Party and will be paid at the same time as the obligation to pay to the VAT authorities, against a tax invoice drawn up according to Law which will be issued by the Party receiving the payment.

     12.3 Income tax and / or capital gains tax that shall apply, to the extent that it should apply, on the sale of the Sold Shares to the Purchaser according to this Agreement, shall apply to the Seller and be paid by it.

     12.4 Payments and obligations according to this Agreement are not subject to set-off.

13.  GENERAL

     13.1 The provisions of this Agreement constitute all that was agreed between the Parties and they revoke any agreement, understanding or undertaking, verbal or written, which were made, if at all, before its signature.

     13.2 Any change or amendment to this Agreement shall not be valid unless effected in writing and signed lawfully by all the Parties to this Agreement. This Agreement may be signed by the Parties separately in several identical copies, which together will constitute one complete copy of the Agreement.

     13.3 Any delay or abstention in exercising any right by a Party to this Agreement will not be considered as a waiver of any rights according to this Agreement or according to any Law, or as a waiver or consent on his part to any breach or non-fulfillment of any condition of this Agreement by the other Party or a change, cancellation or amendment of any condition whatsoever, unless effected in writing and signed lawfully by the same Party.

     13.4 In the event that any additional deeds should be required in order to perform this Agreement, the Parties undertake to perform any such deed, including to sign any document, to appear before any entity and to perform any deed that should be required according to the reasonable discretion of the Parties' legal counsels in order to carry out the transaction subject of this Agreement (hereinafter: "THE ADDITIONAL DEEDS"). In order to dispel doubt, the Additional Deeds are not nor will they be considered conditions precedent for this Agreement, unless the Parties should explicitly agree so in writing.

     13.5 PUBLIC NOTICE

          The Parties will mutually agree to any publicity or notice or disclosure to the public regarding the provisions of this Agreement or the transactions subject of the Agreement unless the disclosure is required by Law, and in such case, the notifying Party will inform the other Parties and will provide them with the wording of the publication or notification allowing them to reasonably comment on such disclosure.

     13.6 ASSIGNMENT

          This Agreement ay not be assigned by any Party without the prior written consent of the other Party. In spite of the foregoing, it is agreed that the Purchaser may assign its rights and / or obligations according to this Agreement, in whole or in part, to any corporation controlling it, under common control with it, or controlled by it without having to obtain the Seller's consent, provided that the Purchaser shall notify the Seller of such in writing, at least 7 days in advance, and subject to that the Purchaser and any said assignee shall be liable jointly and severally for all the Purchaser's undertakings according to this Agreement.

     13.7 LIABILITY AND INDEMNIFICATION

          Each of the Parties undertakes to indemnify the other Party for any damage and / or loss and / or expense caused to the other Party (and / or obligation that should be imposed on the other Party), directly or indirectly (hereinafter: "the Damage"), due to incorrect representation and / or incomplete representation and / or non-compliance and / or breach of a representation made to the other Party in this Agreement, if and to the extent that the other Party is not indemnified for the Damage by means of the mechanism to modify the Consideration specified in Article 7.3 above. The said undertakings of the Parties shall expire on 31.5.2009.

     13.8 WAIVER OF CLAIMS

          BEGINNING AT THE CLOSING DATE, each Party, in its name and in the name of its directors and it officers and its affiliated companies, irrevocably, finally and completely discharges, waives and exempts the other Party, the Company and anyone on their behalf, including their shareholders, directors and officers and all their employees and consultants (except for the Controlling Party of the other Party), from any contention and / or demand and / or claim of any kind, due and / or pertaining to the management of the Company and / or its affairs and / or the purchase and / or the holding of the Company's Shares and / or regarding the relationship between the Parties as shareholders in the Company, whose cause was born before the date of signing this Agreement.

     13.9 NOTIFICATIONS

          Any notification and / or warning pertaining to any matter deriving from this Agreement which shall be sent from one Party to the other by registered mail, according to the addresses specified below (or any other address which has been given by written notification to the other Parties in accordance with the provisions of this Article 13.9), shall be deemed as having been received by the addressee three (3) business days from the time of its dispatch to the post office for delivery by registered mail and on the first business day after its transmission by means of facsimile (according to the facsimile numbers specified below), and if delivered by hand - at the time of its delivery.

          THE SELLER:

          Attention: Managing Director Israel Petrochemical Enterprises Ltd. 16 Shenkar, Herzelia Pituach
          Fax: 099524008
          Copy to Adv. Ran Rotman and Co.
          35 Jabotinsky St., Ramat Gan
          Fax: 03 7528508

          THE PURCHASER:

          Attention: Ilan Ben-Dov
          48 Ben Zion Gellis St., Petach Tikva
          Fax: 03 9314422
          Copy to Adv. Yossi Avraham of Yossi Avraham, Arad and Co. 3 Daniel Frisch St., Tel Aviv
          Fax: 03 6963801

13.10 UNENFORCEABLE / VOID PROVISIONS

     If it should be determined that any of the provisions of this Agreement are unenforceable and / or void for any reason, this shall not prejudice the other provisions of this Agreement, and the Parties will act in order to implement the Agreement as its spirit and its language, including replacing the said unenforceable and / or void provision with an alternative provision whose result and action are identical in essence and their financial results identical from the perspective of the Parties to this Agreement.

13.11 LAW AND JURISDICTION

     The Laws of the State of Israel, solely and completely, shall apply to this Agreement and any matter pertaining to it and deriving therefrom, including, without derogating from the generality of the foregoing, its interpretation and / or its performance and / or its breach and / or its validity and / or its legality and / or its termination and the like.

     The authorized courts in Tel Aviv - Yaffo and only the authorized courts in Tel Aviv - Yaffo, shall have sole residual jurisdiction regarding any matter that pertains to this Agreement.

13.12 COPIES; SIGNATURE BY FAX

     This Agreement may be signed in several copies, including signature by means of fax, where each one will be deemed an original copy but all of them together will be deemed a single copy of the same document.

              IN WITNESS WHEREOF THE PARTIES HAVE SET THEIR HANDS:

             THE SELLER                               THE PURCHASER

-------------------------------------             ---------------------
ISRAEL PETROCHEMICAL ENTERPRISES LTD.             SUNY ELECTRONICS LTD.

I, the undersigned Tal Rotman, Adv.       I, the undersigned Yossi Avraham,
confirm the signature of Mssrs. Yakov     Adv. confirm the signature of Mssrs.
Gottenstein and Tal Shenar in the name    Ilan Ben-Dov and Eli Tzucker in the
of Israel Petrochemical Enterprises Ltd.  name of the Purchaser and that the
and that the above signature is the       above signature is the lawful
lawful signature of the above company     signature of the Purchaser which binds
which binds the company for every intent  the Purchaser for every intent and
and purpose.                              purpose.

----------------                          -------------------
Tal Rotman, Adv.                          Yossi Avraham, Adv.

    ---------------------------
    PETROCHEMICAL HOLDINGS LTD.

I, the undersigned Tal Rotman, Adv.
confirm the signature of Mssrs.
Yakov Gottenstein and Tal Shenar in
the name of Petrochemical Holdings
Ltd. and that the above signature is
the lawful signature of the above
company which binds the company for
every intent and purpose.

----------------
Tal Rotman, Adv.

                                    ANNEX 4.3

          SECURITIES WHICH MAY BE CONVERTED TO COMPANY SHARES WHICH ARE
                 VALID AS OF THE DATE OF SIGNING THIS AGREEMENT


  NUMBER OF EXISTING
OPTIONS IN CIRCULATION
   TO THE END OF THE            RANGE OF PRICE
        PERIOD                  OF REALIZATION
------------------------       -----------------

        56,000                       3.70

         6,500                      10.00

         9,000                      11.69

             -                          -
------------------------

        71,500

                                    ANNEX 4.5

                        LIENS APPLYING TO THE SOLD SHARES

IN ORDER TO GUARANTEE PAYMENT OF THE PRINCIPLE AND THE INTEREST OF THE BONDS (SERIES B) PETROCHEMICAL HOLDINGS LTD., A WHOLLY OWNED AND CONTROLLED SUBSIDIARY OF ISRAEL PETROCHEMICAL ENTERPRISES LTD. (HEREINAFTER: "PETROCHEMICAL HOLDINGS") ATTACHED, FOR THE BENEFIT OF THE TRUSTEE, WITH A FIXED PRIMARY LIEN WITHOUT LIMIT, 13,428,754 ORDINARY SHARES WHICH PETROCHEMICAL HOLDINGS OWNS IN SCAILEX CORPORATION LTD. (HEREINAFTER: "SCAILEX"), INCLUDING STOCK DIVIDENDS WHICH SHALL BE ISSUED FOR THESE SHARES.

IN ORDER TO GUARANTEE PAYMENT OF THE PRINCIPLE AND THE INTEREST OF THE BONDS (SERIES C) PETROCHEMICAL HOLDINGS ATTACHED, FOR THE BENEFIT OF THE TRUSTEE, WITH A FIXED PRIMARY LIEN WITHOUT LIMIT, 5,371,501 ORDINARY SHARES WHICH PETROCHEMICAL HOLDINGS OWNS IN SCAILEX, INCLUDING STOCK DIVIDENDS WHICH SHALL BE ISSUED FOR THESE SHARES.

                                   ANNEX 4.10

           AGREEMENTS BETWEEN THE COMPANY AND THE SELLER AND /OR OTHER INTERESTED PARTIES IN THE COMPANY (EXCEPT THE MANAGING DIRECTOR OF THE COMPANY)

     o MANAGEMENT SERVICES AGREEMENT - CHAIRMAN OF THE BOARD OF DIRECTORS - ON 30 APRIL, 2007, AFTER THE AUDIT COMMITTEE AND THE BOARD OF DIRECTORS GAVE THEIR APPROVAL, AN EXTRAORDINARY GENERAL MEETING OF THE COMPANY APPROVED THE ENGAGEMENT OF THE COMPANY IN A MANAGEMENT SERVICES AGREEMENT WITH GLOBECOM INVESTMENTS LTD., A PRIVATE COMPANY CONTROLLED BY MR. ERAN SCHWARTZ, ACCORDING TO WHICH MR. ERAN SCHWARTZ'S SERVICES AS AN ACTIVE DIRECTOR OF THE COMPANY WOULD BE PROVIDED.

                                    ANNEX 7.1

           CALCULATION OF THE CONSIDERATION, CORRECT AS OF THE DATE OF
                           SIGNING OF THIS AGREEMENT

ASSETS IN SCAILEX CORPORATION AS OF 10.4.08

                                                                                                   CALCULATION FOR
                                                           NIS                     $                ILLUSTRATION
----------------------------------------------------   ------------           ------------          ------------
Cash                                                      4,259,852             64,766,119           238,259,840
Less dividend which was announced but not yet
distributed                                            (150,000,000)                                (150,000,000)
Advance expenses - director's insurance                                            120,000               433,560
VAT to be received                                          177,037                                      177,037
----------------------------------------------------   ------------           ------------          ------------
TOTAL                                                  (145,563,111)            64,886,119            88,870,437
====================================================   ============           ============          ============

OBLIGATIONS IN SCAILEX CORPORATION AS OF 10.4.08

                                                                                                   CALCULATION FOR
                                                            NIS                    $                ILLUSTRATION
----------------------------------------------------   ------------           ------------          ------------
Consultants and audit                                                              392,000            1,416,296
Balance of payments for fixed assets                         70,000                                      70,000
Estimate of cost of RunOff                                                         600,000            2,167,800
For planes' deal                                                                   434,000            1,568,042
Rent, management fees and municipal taxes (May June)         72,260                                      72,260
accruals for salary, vacation and compensation            1,415,000                                   1,415,000
----------------------------------------------------   ------------           ------------          ------------
TOTAL
====================================================   ============           ============          ============

----------------------------------------------------   ------------           ------------          ------------
ASSETS LESS OBLIGATIONS                                (147,120,371)            63,460,119            82,161,039
====================================================   ============           ============          ============

ASSET VALUE OF SCAILEX CORPORATION AS OF 10.4.08

                                                                                                  CALCULATION FOR
                                                           NIS                      $              ILLUSTRATION
----------------------------------------------------  -------------           ------------         -------------
Net asset value                                                                                       82,161,039
PCH transaction                                       1,141,312,022                                1,141,312,022
Less dividend which was announced in ORL and                                                                   -
transferred to Purchaser
For Scailex head offices                                  2,909,000                      -             2,909,000
Plus cash for realization of options (in cash)                                     207,200
----------------------------------------------------  -------------           ------------         -------------
TOTAL ASSET WORTH                                     1,144,221,022                207,200         1,227.130.674
====================================================  =============           ============         =============
Holding Rate fully diluted by the purchased Shares                                                        49.987%
----------------------------------------------------  -------------           ------------         -------------

CONSIDERATION FOR THE PURCHASED SHARES

                                                                                                  CALCULATION FOR
                                                            NIS                    $               ILLUSTRATION
----------------------------------------------------  -------------           ------------         -------------
Cost for the Company's assets                           613,407,221                                  613,407,221
Premium for the Shares                                  128,000,000                                  128,000,000
----------------------------------------------------  -------------           ------------         -------------
TOTAL CONSIDERATION FOR THE PURCHASED SHARES            741,407,221                      -           741,407,221
====================================================  =============           ============         =============
Exchange rate:                                                3.613
----------------------------------------------------  -------------           ------------         -------------
